EXHIBIT 99.1

Centerra Gold Annual General Meeting of Shareholders

TORONTO, Aug. 10, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) will host its 2022 Annual General Meeting of Shareholders on September 22, 2022 at 11:00 a.m. (Toronto time) in a virtual only format.

Voting and participation instructions for eligible shareholders will be provided in the Company’s Notice of Annual General Meeting of Shareholders and Management Information Circular, which will be mailed to shareholders of record as of the close of business on August 19, 2022, the record date for the 2022 Annual General Meeting, and made available on the Company’s website at http://www.centerragold.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Turkey, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

To view the PDF associated with this press release, please visit: http://ml.globenewswire.com/Resource/Download/6090a757-c269-4ae8-a6c3-7fbf84f0e2ea